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                           June 24, 2024

       Yefang Zhang
       Chief Executive Officer
       Farmmi, Inc.
       Fl 1, Building No. 1, 888 Tianning Street, Liandu District
       Lishui, Zhenjiang Province
       People's Republic of China 323000

                                                        Re: Farmmi, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed on June 18,
2024
                                                            File No. 333-280348

       Dear Yefang Zhang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Anthony Basch